UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 4)*

América Móvil, S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 02364W105

The CUSIP for the American Depositary Shares representing A Shares is 02364W204

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

Wayne Wirtz, Esq.

AT&T International, Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

For the L Shares, none.

For the A Shares, none.

For the American Depositary Shares representing L shares, 02364W105.

For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 A Shares and 6,703,064,584 L Shares[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 A Shares and 6,703,064,584 L Shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 6,703,064,584 L Shares[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 13.7% of L Shares[3]
14.	TYPE OF REPORTING PERSON HC

1	See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”) as amended and supplemented through Amendment No. 3 thereto (as so amended, the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 840,445,366 set forth in footnote 1 of Amendment No. 3 to the Schedule 13D is amended to be increased to 3,078,873,630 based upon (i) 48,908,689,559 L Shares outstanding, (ii) 23,424,632,660 AA Shares outstanding and (iii) 698,763,289 A Shares outstanding, each as of June 4, 2013, as reported by the Mexican Stock Exchange. The number of shares outstanding reflect a two for one stock split effected by the Issuer in June 2011.
2	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 840,445,366 set forth in footnote 2 of the Schedule 13D is amended to be increased to 3,078,873,630 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001 as amended as supplemented through Amendment No. 29, filed April 10, 2013, thereto (the “Slim 13D”).
3	See the Original 13D for an explanation of the percentages included in this amount. The amount of 23.60% set forth in footnote 3 of the Original 13D is amended to be decreased to 15.7%, based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 29.

CUSIP No.:

For the L Shares, none.

For the A Shares, none.

For the American Depositary Shares representing L shares, 02364W105.

For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 A Shares and 6,703,064,584 L Shares[4]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 A Shares and 6,703,064,584 L Shares[4]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 6,703,064,584 L Shares[5]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 13.7% of L Shares[6]
14.	TYPE OF REPORTING PERSON CO

4	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 840,445,466 set forth in footnote 4 of the Schedule 13D is amended to be increased to 3,078,873,630 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 29.
5	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 840,445,466 set forth in footnote 5 of the Schedule 13D is amended to be increased to 3,078,873,630 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 29.
6	See the Original 13D for an explanation of the percentages included in this amount. The amount of 23.60% set forth in footnote 6 of the Schedule 13D is amended to be decreased to 15.7%, based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D, as amended through Amendment No. 29.

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”) as amended and supplemented through Amendment No. 3 (“Amendment No. 3”) thereto, filed with the Commission on August 2, 2010 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Information about the Control Trust is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001 as amended as supplemented through Amendment No. 29, filed April 10, 2013, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on April 30, 2013 (the “20-F”). Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons, like the Issuer, are engaged in the cellular telephone and wireless communication business, although generally in different parts of the world. As a result, the Reporting Persons, the Issuer, the Slim Parties, the Control Trust and their affiliates and other persons with interests in the Issuer regularly discuss the businesses of the Issuer and the Reporting Persons and commercial and joint business transactions that may be of mutual interest. In addition, from time to time the Reporting Persons assess their position relative to the Issuer and depending on market conditions, the Issuer’s financial condition, business, operations and prospects and other factors, may change their plans or intentions and take any and all actions they may deem appropriate to their business interests or to maximizing the value of their investment, including, but not limited to, (i) proposing and discussing transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer and any other arrangements which may relate to the control of all or part of the Issuer and its businesses), (ii) acquiring or disposing of securities of the Issuer (including, but not limited to, for the purpose of maintaining its percentage interest at a level consistent with its percentage interest prior to the Issuer’s recent share repurchases, which authorization is described in the Issuer’s Form 20-F), or (iii) otherwise making a plan or proposal, with respect to any of the foregoing. The Reporting Persons reserve the right to formulate other plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this 13D, to the extent deemed advisable by the Reporting Persons.

In May and June 2013 (through June 4, 2013, as more fully described in Item 5(c)), AT&TI sold 540,000,000 L Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The Reporting Persons have the following beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS):

	Number of A Shares	% of Class	Number of L Shares	% of Class
AT&T	0 (see footnote 2)	0.0%	6,703,064,584 (see footnote 2)	13.7% (see footnote 3)
AT&TI	0 (see footnote 5)	0.0%	6,703,064,584 (see footnote 5)	13.7% (see footnote 6)

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of A Shares or L Shares separate from the beneficial ownership held by the Reporting Persons.

In the event that the Control Trust is deemed to be part of a group with the Reporting Persons, to the knowledge of the Reporting Persons, the Control Trust has the following beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS):

	Number of A Shares	% of Class	Number of L Shares	% of Class
Control Trust (7)	0	0.0%	14,500,136,532	25.1

(7)	For additional information see the 20-F.

To the knowledge of the Reporting Persons, each Slim Party has individually the beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS) described in the Slim 13D.

(b) The Reporting Persons and, to the knowledge of the Reporting Persons, the Control Trust has the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of the following L Shares (including L Shares ADS):

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
AT&T	0	6,703,064,584 (see footnote 1)	0	6,703,064,584 (see footnote 1)
AT&TI	0	6,703,064,584 (see footnote 4)	0	6,703,064,584 (see footnote 4)

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Control Trust (7)	0	14,500,136,532	0	14,500,136,532

(7)	For additional information see the 20-F.

To the knowledge of the Reporting Persons, each Slim Party has individually the sole power to vote or direct the vote, shared power to vote or to direct the vote, the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of the A Shares (including A Shares ADS) described in the Slim 13D.

(c) Since the most recent filing on Schedule 13D, the Reporting Persons sold shares through open market sales in Mexico as described in Item 4 and as set forth on Exhibit I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

I	Transactions in A Shares, L Shares, A Shares ADS and L Shares ADS

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Dated: June 5, 2013

AT&T Inc.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Senior Vice President and Treasurer